CUSIP No.	335834107	13G/A	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

First Northwest Bancorp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

335834107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.Name of Reporting Persons.

I.R.S. Identification No. of above persons (entities only).

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the First Northwest Bancorp Employee Stock Ownership Plan

IRS No. 51-0099493

2.Check the Appropriate Box if a Member of a Group:

(a)

(b)

3.SEC Use Only

4.Citizenship or Place of Organization:

Delaware
Number of	5.	Sole Voting Power:	661,744

Shares	6.	Shared Voting Power:	336,379
Beneficially

Owned by Each	7.	Sole Dispositive Power:	0
Reporting

Person With:	8.	Shared Dispositive Power:	998,123

9.Aggregate Amount Beneficially owned by Each Reporting Person

998,123

10Check if Aggregate Amount in Row (9) Excludes Certain Shares:

11Percent of Class Represented by Amount in Row (9):

10.17%

12Type of Reporting Person:

EP

CUSIP No.	335834107	13G/A	Page 3 of 5
Item 1.
(a) Name of Issuer:			First Northwest Bancorp
(b) Address of Issuer's Principal Executive Offices:			105 West 8th Street
			Port Angeles, Washington 98362

Item 2.

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the First Northwest Bancorp Employee Stock Ownership Plan

1013 Centre Road Ste 300

Wilmington DE 19805-1265

Citizenship: Delaware

(d)Title if Class of Securities: Common Stock, par value $0.01 per share

(e) CUSIP Number:	335834107

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)The First Northwest Bancorp Employee Stock Ownership Plan ("Plan") is subject to the Employee

Retirement Income Security Act of 1974 ("ERISA"). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Directed Trustee of the First Northwest Bancorp Employee Stock Ownership Plan ("Trust"). As of December 31, 2022, the Trust held 998,123 shares of the Issuer's common stock, and 661,744 of such shares were held, unallocated, for allocation in future years. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the investment fiduciary named in the Plan, or other parties designated in the Plan's trust agreement with respect to voting and disposition of shares. The Trustee, however, is subject to certain fiduciary duties under ERISA as limited in the trust agreement. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)The 998,123 shares of common stock represent 10.17% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2022, as provided by the Issuer.

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(c)Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	661,744
(ii)	Shared power to vote or direct the vote:	336,379
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	998,123

Item 5. Ownership of Five Percent or Less of Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	335834107	13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

As Directed Trustee

/s/ Christopher Taylor

Christopher Taylor

COO

January 9, 2023